Exhibit 99.1

Bilibili Inc. Supplemental and Updated Disclosures

Bilibili Inc., has filed an application (“the Listing Application”) with the Stock Exchange of Hong King Limited (“the Hong Kong Stock Exchange”) in connection with a proposed secondary listing (“the Listing”) of its Class Z ordinary shares (“the Shares”) on the Main Board of the Hong Kong Stock Exchange.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplements and should be read in conjunction with the disclosures in the 2020 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market will continue to be the Company’s primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

Unless otherwise stated, all translations of Renminbi into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB6.5250 to US$1.00, the exchange rate on December 31, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Listing.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Our consolidated affiliated entities are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. However, we cannot assure you that we can successfully renew these licenses in a timely manner or that these licenses are sufficient to conduct all of our present or future business. As we develop and expand our business scope, we may need to obtain additional qualifications, permits, approvals or licenses. We may be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business.

The expiration date of our major subsidiary’s Online Culture Operating Permits granted by the local branch of MCT ranges from June 2022 to December 2023, which were all renewed after May 2019. As the MCT ceased to assume the responsibility for the administration of the online game industry and no longer approved or issued the Online Culture Operating Permits regarding online games since May 2019, the Online Culture Operating Permits held by our major subsidiary no longer contains content related to online games operation. Based on our PRC legal adviser, Tian Yuan Law Firm’s consultation with the MCT in November 2020, the MCT no longer assumes the responsibility to supervise the operation of online games, and it is not necessary for an enterprise to obtain Online Culture Operating Permits to operate online game operation business. As of the date of this document, no laws, regulations or official guidelines have been promulgated regarding whether the responsibility of MCT for regulating online games will be undertaken by another governmental department. Therefore, our PRC legal adviser, Tian Yuan Law Firm, has advised us that as long as there is no governmental authority promulgating new supervision requirements for the operation of online game, we are able to continue our online game operation business although the Online Culture Operating Permits currently held no longer contain content related to online games operation, which will not constitute any material non-compliance.

The National Press and Publication Administration (“NPPA”) at the national level had suspended the approval of game registration and issuance of publication numbers for online games starting from March 2018. Although the NPPA later resumed game registration and issued game publication numbers for the first batch of games with an effective date of December 19, 2018, the processing time of games registration and issuance of publication may vary greatly and is within the NPPA’s discretion. Any delay in game registration with NPPA or obtaining game publication numbers could lead to the termination of our cooperation agreements with third parties or negatively affect the operation results of our games. Under the Notice on Adjusting the Scope of Examination and Approval regarding the Internet Culture Operation License to Further Regulate the Approval Work released in May 2019, the Online Culture Operating Permits covering the business scope of using the information network to operate online games granted by the MCT before this notice will remain valid until the expiration dates of these permits. On July 10, 2019, the MCT announced the abolishment of the Interim Measures on Administration of Online Games, which regulated the issuance of Online Culture Operating Permits relating to online games. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Regulations Related to Online Games” in our 2020 Form 20-F. As of March 9, 2021, the governmental authorities have not issued laws or regulations to replace the Interim Measures on Administration of Online Games, or to clarify the new regulatory body of online games. If we are unable to comply with the new regulations relating to our online games operations, our ability to introduce, launch and operate new games may be adversely affected, and our financial condition and operating results could be adversely affected. In addition, we cannot assure you that we or relevant third parties can obtain the NPPA’s approvals or complete any new governmental requirements for all games on our platform in a timely manner or at all, which could adversely and materially impact our ability to introduce new games, the timetable to launch new games and our business growth.

Moreover, the provision of online games is deemed to be an internet publication activity. An online game operator may be required to obtain an Internet Publishing Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the NPPA, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the NPPA as electronic publications, which is consistent with our practice from 2018 and up to March 9, 2021. In addition, the provision of comics online may be deemed to be an internet publication activity, which may require the content provider to obtain an Internet Publishing Service License. Furthermore, in a consultation with the competent government authorities in February 2021, the PRC legal adviser, Tian Yuan Law Firm, was informed that operation of an online comics business currently does not require the Internet Publishing Service License. However, for the future convenience to publish games by ourselves, we are planning to apply for the Internet Publishing Service License for our business operation and we have been continuously communicating with the competent authorities. However, there is no assurance that we will be granted such license. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through online games and comics, the imposition of fines, the revocation of our business and operating licenses and the discontinuation or restriction of our operations of online games and comics.

RISK FACTORS

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, under the Administrative Regulations on the Introduction and Broadcasting of Foreign Television Programs, the introduction or broadcasting of foreign anime in China is subject to approval of the SARFT or its authorized entities. Approval or filing procedures were not explicitly required in practice by the NRTA for the broadcasting and distribution of foreign anime on the internet only. We are currently preparing for the approval or filling procedures for broadcasting and distribution of foreign anime on our platform based on our preliminary consultation with the relevant government authorities. We could be found in violation of any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

Furthermore, in August 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the Ministry of Public Security, the MCT, the NRTA and the CAC jointly issued the Notice on Strengthening the Management of Live Broadcasting Service, which required a real-name registration system for users to be put in place by live broadcasting service providers. On October 25, 2019, the NPPA issued the Notice on Preventing Minors from Indulging in Online Games, which requires all online gamers to register accounts with their valid identity information and all game companies to stop providing game services to users who fail to do so. Pursuant to the Notice 78, users who have not registered with real names or who are minors are prohibited from virtual gifting. On October 17, 2020, Law of the PRC on the Protection of Minors (2020 Revision) added a new section entitled “Online Protections” which stipulates a series of provisions to further protect minors’ interests on the internet. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Regulations Related to Online Games” and “—Regulations Related to Online Live Broadcasting Services” in our 2020 Form 20-F. We have implemented several measures to comply with the current real-name registration system. However, the PRC government may further tighten the real-name registration requirements or require us to implement a more thorough compulsory real-name registration system for all users on our platform in the future, so that we will need to upgrade our system or purchase relevant services from third-party service providers and incur additional costs in relation thereto. If we were required to implement a more rigid real-name registration system for users on our platform, potential users may be deterred from registering with our platform, which may in turn negatively affect the growth of our user base and prospect.

Our business is subject to complex and evolving laws, regulations and governmental policies in China and other countries and regions where we have business. Many of these laws, regulations and governmental policies are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or declines in our growth or engagement, financial performance, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters important to or may otherwise impact our business, including, among others, provision of internet information, provision of audio-visual programs, production of radio and television programs, provision of internet follow-up comment services, provision of online games, provision of online live broadcasting services, sales of internet advertising, e-commerce business, internet information security and privacy protection, intellectual property rights, taxation and foreign exchange. See also “Regulatory Overview.” The introduction of new products and services, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the PRC.

These laws and regulations are continuously evolving and can be subject to significant change. New laws, regulations and governmental policies may be adopted from time to time by the PRC government to address new issues that come to the authorities’ attention, which may require us to obtain new license and permits, or take certain actions that may adversely affect the industry that we operate in and our business operations. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

As the industry that we operate in is still evolving in China, new laws, regulations and governmental policies may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time. We may not timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

If we fail to timely address all the change in policy or to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our growth and financial performance, including but not limited to our profitability, the trading price of our listed securities and our valuation. See also “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.”

RISK FACTORS

We may not be able to prevent others from engaging in unauthorized use of our intellectual property, unfair competition, defamation or other violations of our rights, which could harm our business and competitive position.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others on our platform. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Further, others may engage in conduct that constitutes unfair competition, defamation or other violations of our rights, which could harm our business, reputation and competitive position.

Protection of intellectual property rights in the counties and regions that we operate may not be sufficient. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Other unlawful conduct against us is also difficult to prevent and police. We cannot assure you that the steps we have taken will prevent misappropriation of our rights. From time to time, we may have to resort to litigation to enforce our rights, which could result in substantial costs and diversion of our resources.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

The auditor, the independent registered public accounting firm that issued the audit report included in our annual report on Form 20-F filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since the auditor that issued the audit report included in our annual report on Form 20-F filed with the SEC is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the auditor that issued the audit report included in our annual report on Form 20-F is currently not inspected by the PCAOB.

The SEC has not yet proposed rules relating to the implementation of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if the auditor that issued the audit report included in our annual report on Form 20-F is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

RISK FACTORS

RISKS RELATED TO OUR CORPORATE STRUCTURE

Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.

We may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.

Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.

Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the Listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our Company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off).

RISK FACTORS

RISKS RELATED TO OUR SHARES, OUR ADS AND THE LISTING

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for a listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our memorandum and articles of association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. As we are seeking a listing under Chapter 19C as a Non-Grandfathered Greater China Issuer with a WVR structure, our memorandum and articles of association must comply with the articles requirements set out in Chapter 8A of, and Appendices 3 and 13 to, the Hong Kong Listing Rules unless waived by the Hong Kong Stock Exchange. We will put forth resolutions to our shareholders at an extraordinary general meeting to be convened in September 2021 to amend certain provisions of our Articles in order to comply with the relevant Hong Kong Listing Rules.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class Z ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and memorandum and articles of association and we may incur of incremental compliance costs.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class Z ordinary shares can be, volatile, regardless of our operating performance, which could result in substantial losses to holders of our Class Z ordinary shares and/or the ADSs.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The trading price of our Class Z ordinary shares, likewise, can be volatile for similar or different reasons. For example, the trading price of our ADSs ranged from US$19.25 to US$95.71 per ADS in 2020. The trading price of our listed securities is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States and/or Hong Kong. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

RISK FACTORS

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new product and service offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	additions or departures of key personnel;

•	releases at any time, in some cases without notice, of lock-up or other transfer restrictions on our outstanding ordinary shares, ADSs or other equity related securities;

•	sales of additional ADSs or other equity-related securities in the public markets, or issuance of ADSs upon conversion of convertible senior notes issued by us, or the perception of these events; and

•	actual or potential litigation or regulatory investigations.

Substantial future sales or perceived potential sales of our Class Z ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our Class Z ordinary shares and/or ADSs to decline.

Sales of our Class Z ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our Class Z ordinary shares and/or ADSs to decline significantly. All of our Class Z ordinary shares represented by ADSs were freely transferable by persons other than our affiliates without restriction or additional registration under the U.S. Securities Act. The Class Z ordinary shares held by our affiliates are also available for sale, subject to volume and other restrictions as applicable under Rule 144 of the U.S. Securities Act, under trading plans adopted pursuant to Rule 10b5-1 or otherwise.

Divesture in the future of our Class Z ordinary shares and/or ADSs by shareholders, the announcement of any plan to divest our Class Z ordinary shares and/or ADS, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our Class Z ordinary shares and/or ADSs to decline.

We may need additional capital, and the sale of additional Class Z ordinary shares and/or ADSs or other equity securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of our ADSs (including upon conversion of the concurrently offered convertible senior notes) could dilute the interests of our shareholders and ADS holders and adversely impact the trading price of our ADSs. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

RISK FACTORS

The dual-class structure of our ordinary shares may adversely affect the trading market for the Class Z ordinary shares and/or ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class Z ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

RISK FACTORS

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class Z ordinary shares and Class Y ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class Z ordinary shares will be entitled to one vote per share, while holders of Class Y ordinary shares will be entitled to ten votes per share. Due to the disparate voting powers attached to these two classes of ordinary shares, three of our directors, Rui Chen, Yi Xu and Ni Li, beneficially own all of our issued Class Y ordinary shares. As of January 31, 2021, these Class Y ordinary shares in aggregate constitute approximately 24% of our total issued and outstanding ordinary shares and approximately 76% of the aggregate voting power of our total issued and outstanding ordinary shares. They may take actions that are not aligned with the interests of our shareholders, including our ADS holders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Class Z ordinary shares and/or ADSs due to investors’ perception that conflicts of interest may exist or arise.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class Z ordinary shares and/or ADSs, the trading price for our Class Z ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class Z ordinary shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class Z ordinary shares and/or ADSs, the trading price for our Class Z ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume for our Class Z ordinary shares and/or ADSs to decline.

The sales or availability for sales of substantial amounts of our listed securities could adversely affect their trading price.

Sales of substantial amounts of our Class Z ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the trading price of our listed securities and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the trading price of our Class Z ordinary shares and/or ADSs.

RISK FACTORS

Because we do not expect to pay dividends in the foreseeable future, investors must rely on price appreciation of our Class Z ordinary shares and/or ADSs for return on their investments.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, investors should not rely on an investment in our Class Z ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return to the holders of our Class Z ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class Z ordinary shares and/or ADSs. There is no guarantee that our Class Z ordinary shares and/or ADSs will appreciate in value or even maintain the price at which the investors purchased these securities. Investors may not realize a return on their investment in our Class Z ordinary shares and/or ADSs and may even lose their entire investment.

Our shareholders may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class Z ordinary shares and/or ADSs.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between China and the jurisdiction of residence of the holders of our Class Z ordinary shares and/or ADSs that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in China, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within China, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our Class Z ordinary shares or ADSs, or the gain realized from the transfer of our Class Z ordinary shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” in our 2020 Form 20-F. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of the investment in our Class Z ordinary shares and/or ADSs may be materially and adversely affected. Furthermore, the holders of our Class Z ordinary shares and/or ADSs whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

RISK FACTORS

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class Z ordinary shares or ADSs.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of these entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current and expected income and assets (taking into account our current market capitalization and the [REDACTED] from this [REDACTED]), we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs or Class Z ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs or Class Z ordinary shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets, including the [REDACTED] from this [REDACTED]. In addition, if it were determined that we do not own the stock of our VIEs for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or Class Z Class Z ordinary shares and on the receipt of distributions on the ADSs or Class Z ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class Z ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class Z ordinary shares.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class Z ordinary shares and ADSs.

The memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the Class Y ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class Z ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class Z ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class Z ordinary shares and ADSs may be materially and adversely affected.

RISK FACTORS

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands (as revised from time to time), or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or a court in Hong Kong.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Hong Kong. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers or companies incorporated in Hong Kong.

RISK FACTORS

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our directors and senior management named in this document reside outside the United States or Hong Kong. Substantially all of the assets of these persons are located outside the United States or Hong Kong. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States or Hong Kong in the event that such shareholders believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws, or otherwise. Even if such shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render such shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

RISK FACTORS

Holders of our ADSs may have fewer rights than holders of our Class Z ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class Z ordinary shares represented by the ADSs in accordance with the provisions of the deposit agreement. Holders of ADSs may not call a shareholders’ meeting, and do not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. We undertake that we will (i) provide at least 21 days’ notice for annual general meetings and at least 14 days’ notice for any other general meetings after the Listing and put forth a resolution at an extraordinary general meeting to be convened in September 2021 to amend our memorandum and articles of association so that the minimum notice period required to convene annual general meetings will be changed to 21 days and other general meetings 14 days. Under the deposit agreement, ADS holders must vote by giving voting instructions to the depositary. If we ask for ADS holders’ instructions, then upon receipt of such voting instructions, the depositary will try to vote the underlying Class Z ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for ADS holders’ instructions, the depositary may still vote in accordance with instructions given by ADS holders, but it is not required to do so. ADS holders will not be able to directly exercise their rights to vote with respect to the underlying Class Z ordinary shares represented by the ADSs unless they withdraw the Class Z ordinary shares and become the registered holders of such Class Z ordinary shares prior to the record date for the general meeting.

When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Class Z ordinary shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. If we ask for ADS holders’ instructions, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver our voting materials to the ADS holders. We have agreed to give the depositary at least 30 business days’ prior notice of our shareholder meetings. Nevertheless, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the underlying Class Z ordinary shares represented by their ADSs are not voted as they requested.

RISK FACTORS

Our ADS holders may be subject to limitations on transfer of their ADSs.

In certain cases, our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the relevant deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be involved in class action lawsuits in the United States in the future. Such lawsuits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuits. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

RISK FACTORS

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class Z ordinary shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class Z ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class Z ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class Z ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class Z ordinary shares after the [REDACTED].

Exchange between our Class Z ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class Z ordinary shares may deposit Class Z ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class Z ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class Z ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class Z ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq may be adversely affected.

The time required for the exchange between our Class Z ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class Z ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class Z ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class Z ordinary shares in exchange for ADSs or the withdrawal of Class Z ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class Z ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class Z ordinary shares, cancelation of ADSs, Determination Date and the time trading begins. In particular, as our ADSs will continue to be traded on the Nasdaq and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Class Z ordinary shares to be traded on the Hong Kong Stock Exchange.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure.

OVERVIEW

First launching our website in 2009, we started as a content community inspired by ACG. Through continuous innovations in our business model and technologies, we have evolved into a full-spectrum video community offering a wide array of content categories serving users’ diverse interests, and broad content consumption scenarios including videos, live broadcasting, games and more. Our track record of innovations and continued success in competitive industries are widely recognized. We were recognized as a Top 100 Internet Companies in China by the Internet Society of China and the Internet Safety Industry Development Center of the PRC Ministry of Industry and Information Technology for the years of 2018 and 2019. In 2020, we were awarded the China Network Video Academy Award—Annual Award by the 5th China Network Video Academy Committee, Communication University of China, China Network Video Research Center, and in 2018, the Most Influential Documentary New Media Organization in China by Documentary Committee of China Federation of Radio and Television Associations and Department of Literature and Art of Guang Ming Daily.

Our company is a holding company incorporated in the Cayman Islands on December 23, 2013. We conduct our business in China through our subsidiaries and variable interest entities.

KEY MILESTONES

Our key business milestones are summarized below:

Date	Event

2009	We launched our website.

2012	We launched our Bilibili mobile apps.

2014	We launched our online live broadcasting services. We started to publish mobile games on our platform for third-party developers.

2016	We started to publish exclusively licensed FGO mobile game from Aniplex Inc., a wholly owned subsidiary of Sony Corporation.

2017	We launched our e-Commerce business.

2018	We launched our premium membership service.

On March 28, our ADSs commenced trading on the Nasdaq under the symbol “BILI”.

In October, Tencent, our principal shareholder, further invested in our Company, and we entered into strategic cooperation arrangements.

In December, we acquired majority equity interests in Maoer Inc., an audio drama platform.

2019

After entering into a strategic cooperation agreement with, and making an investment in, us in 2018, Alibaba Group further invested in our Company and became a principal shareholder in February 2019.

In December, we hosted our first New Year’s Eve Gala, The Most Beautiful Night of 2019 to mark December 31, 2019, the turn of the decade.

2020

We launched a series of branding campaign, including introduced trilogy videos Hou Lang, Ru Hai and Xi Xiang Feng and our brand proposition, Bilibili-All the Videos You Like.

In April, Sony Corporation invested in our Company, and we entered into strategic collaboration arrangements.

In September, we entered into a strategic partnership with Riot Games and secured a three-year exclusive license for live broadcasting the League of Legends E-sports global events in China.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research and other sources from independent suppliers.

SOURCE OF INFORMATION

Founded in 2002, iResearch is an independent and a PRC-based market research institution that provides consumer insights and market data to companies in various industries, including mobile internet, big data, information technology, e-commerce, advertising, etc.

iResearch has agreed to be paid a commission fee of approximately RMB550,000 to issue a report (the “iResearch Report”) on China’s video-based industry. The iResearch Report was compiled using both primary and secondary research conducted in China. The primary research involved two rounds of online user surveys conducted in October 2020 and November 2020. Each round of online surveys was completed by a statistically significant random sample of more than 2,000 individuals living in China. The secondary research utilized relevant economic data, industry data, information and statistics published by government departments, publications and studies by industry experts, public company annual and quarterly reports, iResearch’s other research reports, online resources and data from iResearch’s research database.

iResearch’s projection on the size of the related markets in China takes into consideration various factors, including (i) historical market size data, (ii) the public filings of, and other publicly available information regarding video-based content providers, and (iii) iResearch’s views and estimates of industry developments. iResearch has prepared the iResearch Report on the assumptions that (i) the social, economic and political environments of China will remain stable during the forecast period, which ensures a sustainable and steady development of China’s video-based industry, (ii) the data quoted from authoritative agencies remain unchanged, (iii) related key industry drivers remain relevant and applicable in the forecast period, and (iv) there will be no subversive changes to the related industries. The reliability of the iResearch Report may be affected by the accuracy of the foregoing assumptions and factors.

iResearch believes that the basic assumptions used in preparing the iResearch Report, including those used to make future projections, are factual, correct and not misleading. iResearch has independently analyzed the information, but the reliability of this report may be affected by the accuracy of the foregoing assumptions and factors.

INDUSTRY OVERVIEW

ACCELERATING CONTENT VIDEOLIZATION TREND IN CHINA

Video is an intuitive, vivid and informative way to connect people with the world and has increasingly become a key pathway to content, information and communication. We refer to the trend of video integrating into the scenarios of everyday life as “videolization”. Compared to traditional content formats such as image, text and audio, video combines visual, sound and motion to facilitate interactive and real-time engagement, and encompasses broad categories of content to meet users’ various demand. As such, video is becoming pervasive across many scenarios in everyday life and a dominant content format that is gradually taking up market share from traditional formats. There is also a clear trend of online and offline integration driven by the wide application of IoT, the increasing prevalence of large screen and the advancement of video display technologies.

We operate in a massive and fast-growing video-based industry in China. Video-based content includes video content and mobile games. Driven by the increasing demand for a diverse range of video-based content, China’s video-based industry reached RMB582.9 billion in 2019 and is expected to grow to RMB1,802.5 billion in 2025, at a CAGR of 20.7%. The following chart presents the historical and projected market size in terms of revenue of China’s video-based industry from 2016 to 2025:

Source: iResearch

The videolization trend continues to drive the fast expansion of user base, consumption and application scenarios. Users of China’s video-based industry are expected to increase from 930.1 million in 2020 to 1,180.2 million in 2025. The penetration rate, as measured by the number of users of video-based content as a percentage of total internet users in China, is expected to increase from 94.0% in 2020 to 98.4% in 2025. Chinese users are also spending more time on video-based content, which accounts for 53.1% of total average daily time spent by China’s mobile internet users on mobile in 2020, up from 35.7% in 2016 and is expected to further increase to 63.0% in 2025.

INDUSTRY OVERVIEW

Source: iResearch

Note:	Time spent on video-based content comprises of (i) time spent on video content of video-centric platforms, (ii) time spent on video content of non-video-centric platforms , and (iii) time spent on mobile games.

The tremendous upside of China’s video-based market is supported by the following key drivers:

•

Advancement of 5G and video production technologies. 5G adaption and advancement in video production technologies are expected to revolutionize how people produce and consume content, unleashing tremendous growth potential in the video-based industry with rapidly growing demand and supply of data-heavy video-based content. 5G users in China are expected to grow exponentially from 3 million in 2019 to 816 million in 2025, representing a CAGR of 154.5%. Technology breakthroughs will also enable high bandwidth, low latency and a wide variety of video production tools, significantly improving video production and distribution efficiencies.

•

Rising spending power and demand for video-based content. With rising income, Chinese consumers are expanding their consumption for various forms of video-based content. The innovative content consumption scenarios for users to engage and interact create huge commercialization potential for China’s video-based industry. The per capita value of China’s video-based industry is expected to more than double between 2019 and 2025. While the income level of China grew faster than that of major developed countries, it is still much lower in terms of absolute value, implying a long runway for future growth. China’s income per capita reached US$10,410 in 2019 and is expected to grow at a CAGR of 5.6% to US$14,435 in 2025, whereas the average of that for major developed countries is US$54,439 in 2019 and US$60,557 in 2025, representing a CAGR of 1.8% from 2019 to 2025.

•

A growing number of video content creators. Utilizing a variety of user-friendly video creation tools, such as live broadcasting and video editing tools on smartphones, more and more viewers are becoming video-based content creators. Moreover, to better express themselves, interact closely with the audience and achieve commercialization, content creators who previously focus on traditional content formats such as text and graphics are gradually pivoting towards video production. Content creators have increasingly become the trend setters. Through the self-created videos, content creators closely engage with viewers by inspiring and igniting the passions and interests of their viewers. Moreover, big data and AI insights enable more efficient matching between users and the content they are most interested in, and help content providers better understand and interact with users, contributing to a highly personalized and fulfilling user experience.

INDUSTRY OVERVIEW

•

Diversification of content themes. As video-based industry develops, content of video-based platforms naturally extends beyond pan-entertainment categories to include technology, knowledge, lifestyle and others, which appeal to broader user demographics. As more users demand for high-quality content, quality content and talented content creators become more valuable. The breadth of the themes and formats, the quality of the content and alignment to user interests will become increasingly important for user attraction and retention of the video-based platforms.

For the major challenges faced by our company and the video-based industry in China, see “Business—Major challenges faced by the video-based industry.”

GENERATION Z+ IN CHINA’S VIDEO-BASED INDUSTRY – GOLDEN COHORT IN A GOLDEN INDUSTRY

Young generation is the key driving force of the evolution of China’s video-based industry. “Generation Z+”, refers to the demographic cohort of individuals born from 1985 to 2009, and is a natural extension of Generation Z, the demographic cohort of individuals born from 1990 to 2009, who have grown up in a unique socio-environment that cultivates sense of belonging to a community and a strong desire for self-expression via digital tools and technology.

Video-based content has become a crucial means of connection and interaction for Generation Z+. The population of Generation Z+ reached 452.5 million in 2020, among them 74.3% or 336.3 million of the population view video-based content in various forms, and this penetration rate is expected to further increase to 99.1% in 2025. Generation Z+ on average spent 3.71 hours per day on video-based content on mobile in 2020, 1.16 hours more than the overall population on average in 2020.

Generation Z+ have become the most important pillar of China’s video-based industry, contributing to 64.8% of the market size of the video-based industry in 2019, with per capita value increasing from RMB516 in 2016, to RMB1,280 in 2019 and further to RMB3,042 in 2025.

Driven by their increasing spending power and strong paying willingness, Generation Z+’s average monthly budget on video-based content is expected to increase from RMB597.3 in 2020 to RMB843.8 in 2025, with contribution to their total average monthly personal consumption budget increasing from 16.8% in 2020 to 18.9% in 2025, outpacing the growth of the overall video-based market. 11.11 Global Shopping Festival statistics of Alibaba show that video commerce expenditure of the population born in 1990s and 2000s has increased 230% and 389%, respectively, compared to that in last year’s event.

INDUSTRY OVERVIEW

Generation Z+ are a unique group among users of video-based industry as a large number of them are actively involved in content creation and promotion, rather than passive content viewing and consumption. Their above-average consumption and participation in video-based industry are mainly demonstrated in the following aspects:

•

More self-expression via content generation. Generation Z+ tend to have a strong and evolving desire to express themselves and showcase their talents by creating content. They are a booming group of content contributors that have access to a variety of technologies and tools.

•

More interaction through content. Users, especially the Generation Z+, have an increasing demand for interaction. Video-based platforms allow users to socialize and exchange opinions with content creators and other audiences through sharing, commenting and features such as “liking”. User interactions have become more frequent and diversified, which in turn enhance the breadth and depth of the content offered. PUGV continues to gain popularity among the Generation Z+ due to its originality and interactiveness, and has been a key growing component of video-based industry.

INDUSTRY OVERVIEW

•

More interest-driven content consumption and social connections. A large portion of the Generation Z+ are still developing their cultural tastes and brand awareness and more likely to be influenced by content and trends. Content consumption, peer preferences and social trends significantly impact the Generation Z+’s consumption choices, as evidenced in their strong common interests. These common interests create strong emotional connections underlying the virtuous interactions between content creators and users, which further optimizes user experience, cultivates brand recognition and incentives content creations.

MONETIZATION OPPORTUNITIES OF CHINA’S VIDEO-BASED INDUSTRY

Video-based platforms in China mainly monetize through advertisement, mobile games, live broadcasting, membership and paid content, and others. As the industry continues to expand and evolve, these platforms are expected to maintain a diversified revenue generation model and grow in various monetization channels. The various monetization channels of China’s video-based industry have experienced significant growth in 2016 and are expected to continue to expand at a relatively high pace going forward. In particularly, Generation Z+ are viewed as the golden cohort in the video-based industry as they are the driving force and trend-setter of all kinds of online consumption in China.

China’s Video-based Industry by Monetization Channels

RMB billions except for %	2016	2017	2018	2019	2020E	2021E	2022E	2023E	2024E	2025E	16-19 CAGR	19-25 CAGR
Advertisement	42.6	53.9	83.2	146.4	206.9	279.2	361.0	441.9	516.8	598.5	50.9%	26.5%
Mobile games	102.3	148.9	164.6	209.2	249.7	287.7	322.1	356.0	390.7	425.6	26.9%	12.6%
Live broadcasting virtual gifting	24.5	52.9	86.6	140.0	182.6	223.9	269.2	317.7	367.2	416.6	78.8%	19.9%
Membership and paid content[1]	13.2	22.4	33.5	47.9	62.3	73.9	86.3	97.9	109.8	123.0	53.7%	17.0%
Others[2]	21.1	17.9	23.1	39.4	56.5	82.1	113.3	149.0	191.4	238.8	23.1%	35.0%
Total	203.7	296.0	391.0	582.9	757.9	946.8	1,151.9	1,362.6	1,575.8	1,802.5	42.0%	20.7%

Note:

(1)

Membership and paid content include payments from users for video-related content, including membership package and on-demand payments on video-centric platforms, as well as video-based content on non-video-centric platforms.

(2)	Other monetization channels include video commerce, video copyright distribution, IP licensing and other services.

Advertisement

Video-based platforms with a large and engaged user base, diversified and high-quality content as well as efficiency in matching advertisers with users’ needs offer an especially compelling value proposition to advertisers. Video advertisement in China has experienced rapid growth and is expected to continue its growth momentum. China’s video advertisement market is expected to grow from RMB146.4 billion in 2019 to RMB598.5 billion in 2025, representing a CAGR of 26.5%. As video-based platforms are naturally suitable for content generation and display, advertising formats on these platforms will continue to diversify, from innovative display advertisements to those customized and well-integrated into the native content of the platforms.

INDUSTRY OVERVIEW

Mobile games

The rapid development of mobile technology and users’ growing demand for high quality game content enabled mobile games to achieve a higher growth in market size than PC games and console games in China. As part of the game experience, there are various in-game virtual items for players, which can either be functional to help players upgrade or advance in games, or decorative, such as different skins and styles, or even collectable, such as rare or limited-edition items, to fulfill players’ different demands. As a result, in-game sale of virtual items has become an important revenue source for mobile games. China’s mobile games market reached RMB209.2 billion in 2019, and is expected to further grow to RMB425.6 billion in 2025, representing a CAGR of 12.6%. Generation Z+ users on average spend 31.8 minutes on mobile games every day in 2020.

The market of mobile games with anime and comics themes emerged in China in 2014 with a series of popular titles launched over the years, such as Fate/Grand Order, Princess Connect! Re:Dive, Azur lane, Arknights, Genshin Impact and Onmyoji. The market size of anime and comics themed mobile games reached RMB31.8 billion in 2019, and is expected to reach RMB90.2 billion by 2025, representing a CAGR of 19.0%. It has significantly outgrown the overall mobile games market, driven by the strong demand from a large young user base with a high propensity to spend. The number of players for anime and comics themed mobile games in China was 146.3 million as of 2020 and is expected to increase to 260.1 million in 2025, 88.5% of whom are Generation Z+.

Live broadcasting

Live broadcasting fosters a highly enjoyable, real-time and interactive experience for users. Live broadcasting business mainly monetizes via virtual gifting. China’s live broadcasting market reached RMB140.0 billion in 2019 and is expected to grow to RMB416.6 billion in 2025, representing a CAGR of 19.9%. Platforms with differentiated content can appeal to wider user base and effectively utilize user traffic.

Membership and paid content

Video-based platforms also generate revenues through membership and paid content where users subscribe to a membership program or make on-demand payment to obtain access to premium video-based content. Generation Z+ have grown up during the high growth period of the video-based industry in China. They value quality content, have strong propensity to pay for it and are also more accustomed to premium services, compared to previous generations. China’s video membership and paid content market is expected to grow from RMB47.9 billion in 2019 to RMB123.0 billion in 2025, representing a CAGR of 17.0%.

INDUSTRY OVERVIEW

Others

Other monetization channels include video commerce, video copyright distribution, IP licensing and other services. Due to the significant growth potential of video commerce, this segment is expected to grow from RMB39.4 billion in 2019 to RMB238.8 billion in 2025, representing a CAGR of 35.0%. Video commerce refers to promoting commercial products or services via video or live broadcasting, which has gained popularity for its interactive nature and highly-engaged shopping experience.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our mission, overview, strengths and strategies.

OUR MISSION

Our mission is to enrich the everyday life of young generations in China.

OVERVIEW

We are an iconic brand and a leading video community for young generations in China. Over 86% of the Company’s MAU were aged 35 and below in 2020, which is the highest among the major video-centric platforms in China, according to the iResearch report. Video is an intuitive, vivid and informative way to connect people with the world and has become a dominant medium for communication, entertainment and information. We refer to the trend of video integrating into the scenarios of everyday life as “videolization”, which is creating a massive video-based industry in China with approximately 1,180.2 million video users and over RMB1.8 trillion in revenue by 2025, according to the iResearch Report. As a go-to video community for young generations in China, we believe we are well positioned to capture the attractive opportunities created by videolization.

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We provide users with “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. In our community, users and content creators discover and interact with diverse content encompassing different interests, from lifestyle, game, entertainment, anime, technology and knowledge to many more. We also enable broad video-based content consumption scenarios centered around professional user generated videos, or PUGV, supplemented with live broadcasting, occupationally generated videos, or OGV, and more. We have become the welcoming home of diverse cultures and interests and the destination to discover cultural trends and phenomena of young generations in China.

We have a large and fast-growing user base. In the fourth quarter of 2020, we had an average of 202.0 million MAU, an increase of 55% over the same period in 2019. The mobile MAU of our Bilibili mobile app grew by 49% from 2019 to 2020, which makes us No.1 in terms of mobile MAU growth in 2020 among top 10 video-centric mobile apps in China, higher than the 11.9% growth on average of the rest nine players during the same period, according to the iResearch Report. Our users are young and culturally aspiring. They are looking for and are willing to pay for high-quality content and engaging experiences. With our vibrant community and high-quality content, Generation Z+, or Gen Z+, constitute the core of our user base. According to the iResearch Report, over 86% of our MAU were aged 35 and below in 2020. According to the iResearch Report, we ranked No. 1 in terms of the proportion of users aged 35 and below among top 10 video-centric mobile apps in China in 2020. With the total population exceeding 452.5 million in 2020, according to the iResearch Report, Gen Z+ are the driving force and trend-setter of all kinds of consumptions in China. They are leading the way in videolization and contributed to over 64.8% of the video-based market in terms of revenue in 2019, according to the iResearch Report.

Cultivating an engaging community where every user feels a sense of belonging has always been our top priority. Our community is comprised of a great number of interest-based sub-communities with passionate users bonding with each other over shared interests. We have thoughtfully designed various interactive features and pioneered a signature commenting function called “bullet chatting” to foster engagement. The average daily time spent per active user on our mobile app remained above 80 minutes in 2020, among the highest in mobile apps in China, which was higher than industry average of 29.8 minutes in 2020, according to iResearch. During the same period, our users generated 5.1 billion average monthly interactions on our platform, as compared to 2.1 billion in 2019. We also designed a unique official membership examination system to ensure strong interests and affinity to enhance user loyalty. For official members who visited our platform in each month since 2018, our 12th-month retention rate remained above 80%. We believe that our community, together with over a decade of experience in building it, forms one of our strongest competitive advantages.

BUSINESS

We have built an ever-growing content ecosystem fueling creative video-based content centered around PUGV, which contributed to 91% of the total video views on our platform in the fourth quarter of 2020. Our PUGV are known as high quality and fulfilling. The quality and usefulness of our PUGV creates strong content mindshare among our users. We have developed a robust mechanism that attracts content creators through an encouraging community culture, effective traffic allocation and comprehensive creator support. We have also taken a number of initiatives to encourage and facilitate production of creative PUGV by content creators, including various incentive mechanisms such as customized premium services, cash incentive program, and online and offline tutorials to realize their commercialization potential. This healthy mechanism respects, motivates and rewards talented content creators and high-quality content and drives the virtuous cycle of our ecosystem. The more talented content creators gather on our platform, the more inspiring content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join. In the fourth quarter of 2020, we had approximately 1.9 million average monthly active content creators, representing an increase of 88% over the same period in 2019.

We are focused on fulfilling the diverse and expanding interests of our users. We attract users with engaging content, retain them with our vibrant community, and curate the right content to satisfy their consumption needs. We have achieved diversified commercialization, primarily generating revenue from mobile games, value-added services, advertising, e-commerce and others.

•

Mobile games: We publish mobile games on our platform primarily for third-party game developers. The mobile games are generally free to download and play with Bilibili accounts and users can purchase in-game virtual items that enhance their playing experience, which is the primary source of our mobile games revenues.

•

VAS: We generate VAS revenue from (i) subscription fee of premium membership program which grants paying members exclusive or advance access to our original or licensed content, (ii) sales of in-channel virtual items for use in our live broadcasting program, and (iii) sales of paid content and virtual items on our video, audio and comic platforms.

•

Advertising: We generate revenue from advertising services in various formats, including brand advertising that primarily appear on the opening page or top banner of the mobile apps and website home page, and performance-based feed advertisements which primarily appear as inline video feeds with organic feeds.

•	E-commerce and others: We generate revenue from online sales of ACG-related merchandise and offline performance events and activities.

Capitalizing on the videolization trend and our in-depth understanding of highly engaged users, we believe we will capture more of the growing consumption needs of young generations in China. Our net revenues grew from RMB4,128.9 million in 2018 to RMB6,777.9 million in 2019, and further to RMB11,999.0 million (US$1,838.9 million) in 2020, increasing year over year by 67%, 64% and 77%, respectively. The strong growth in our net revenues was due to the popularity of our premium membership program driven by high-quality content offerings, the expansion of our mobile games operations, diversification of other value-added service offerings and increased advertising revenues. Along with our strong revenue growth, our gross profit margin increased from 20.7% in 2018 to 23.7% in 2020, mainly due to the improved efficiency and lower shared platform costs as a percentage of our revenues including server and bandwidth costs. Our sales and marketing expenses increased as we strategically invested in our brand awareness, content ecosystem and user community to capture the opportunities in the industry, and attract a larger user base that can result in greater profitability in the future. We also incurred greater research and development expenses as we invested in our research and development capabilities and other areas to offer new and innovative products and services that create more exciting user experience, which also enhanced our technology-enabled commercialization capabilities.

BUSINESS

OUR STRENGTHS

We believe that the following competitive strengths contribute to our success:

Iconic brand and leading video community for young generations in China

We are an iconic brand and a leading video community for young generations in China. Our users have strong emotional connections to our community – our “Bilibili” brand elicits deep emotional connection and a strong sense of belonging among users. We ranked No.1 in terms of Net Promoter Score and top 5 in terms of brand awareness in Gen Z+ users among video-centric platforms in China in 2020, according to the iResearch Report. We were also ranked as the most searched video platform in terms of average Baidu Search Index for 2019 and 2020. As a go-to video community for young generations in China, we believe we are well positioned to capture the massive opportunities created by the videolization trend.

BUSINESS

We are a full-spectrum video community offering a wide array of content categories serving users’ diverse interests, and broad content consumption scenarios including videos, live broadcasting and more. Our leading video community is comprised of a great many interest-based sub-communities. In our community, users and content creators discover and interact with diverse video-based content encompassing different interests, from lifestyle, game, entertainment, anime, technology and knowledge to many more. We have become the welcoming home of diverse cultures and interests and the destination to discover cultural trends and phenomena of young generations in China.

Aspiring and fast growing user base

We have developed a young and culturally aspiring user base, who are looking for and willing to pay for high-quality content and engaging experiences. We have established leadership among Gen Z+. According to the iResearch Report, we ranked No. 1 in terms of the proportion of users aged 35 and below among top 10 video-centric mobile apps in China in 2020. According to the iResearch Report, it is estimated that Gen Z+ exceeded 452.5 million in 2020. They are internet natives, typically well educated, and with strong demand for high-quality content and keen desire for self-expression. A large and growing number of Gen Z+ also actively participate in creating, sharing and promoting content. As the driving force and consumption trend-setters in China, Gen Z+ become a greater driver of the total consumption in China, and they are also leading the way in videolization and contributed to 64.8% of the video-based market in terms of dollar value in 2019, according to the iResearch Report.

Benefiting from our high-quality content offerings, strong brand and happy users, we continue to attract more Gen Z+ users as well as a broader audience across different demographics. In the fourth quarter of 2020, we had an average of 202.0 million MAU, an increase of 55% from the same period in 2019. We also ranked No. 1 in terms of mobile MAU growth in 2020 among top 10 video-centric mobile apps in China, according to the iResearch Report. Our user growth strategy focuses on sustainable and high-quality growth, which is evidenced by high level of user engagement and stickiness.

Highly engaged, interactive and sticky community with a strong sense of belonging

We are committed to our “community-first” philosophy and have built a highly engaged, interactive and sticky community. Through our robust AI-powered content curation based on user interests and content quality, we create a great number of sub-categories and enable our users to find videos that match their interests and bond with other like-minded users. We continuously refine our capability of operating community with over a decade of experience. The average daily time spent per active user on our mobile app remained above 80 minutes in 2020. In the fourth quarter of 2020, we had approximately 1.2 billion average daily video views, representing a 70.1% year-over-year growth.

We pioneered a signature interactive feature called “bullet chatting”, a commenting function that has transformed viewing experience and created shared feeling by displaying audience’s thoughts and feelings on the same screen. We also offered an array of purpose-built interactive features such as like, follow, coin-casting and virtual gifting. These features embed robust social components, contribute to our enjoyable user experience, foster our highly engaged community and lead to our users spending more time on our platform. In 2020, our users generated 5.1 billion average monthly interactions on the platform, representing a year-over-year increase of 143%.

BUSINESS

We have also designed a unique official membership system that can only be obtained by passing examination, to offer privileged identity and more interactive features. This fosters a strong sense of belonging and ownership among our users and our official members have demonstrated even stronger engagement and loyalty. As of December 31, 2020, we had approximately 102.6 million official members, representing a year-over-year increase of 51%. For official members who visited our platform in each month since 2018, our 12th-month retention rate remained above 80%.

Ever-growing ecosystem of creative content

We have built an ever-growing content ecosystem that is centered on video-based content including PUGV, live broadcasting, OGV and more. Our full-spectrum content ecosystem enables us to become a one-stop platform for users to find a wide variety of content that matches their interests, and for content creators to fully showcase their talent. 91% of the total video views on our platform were contributed by PUGV in the fourth quarter of 2020.

To fuel the continuous generation of creative PUGV, we have developed a robust mechanism that attracts content creators through an encouraging community culture, effective traffic allocation and comprehensive creator support. We cultivate an encouraging community culture that rewards talented content creators and high-quality content. Our algorithms promote and enable high-quality content to quickly gain attention and enable content creators to effectively build their fan base and increase their influence. We provide comprehensive support with resources and infrastructure, customized to content creators at different stages to better facilitate their growth. We also help our content creators to realize better commercial value through our incentive program and advertising platform. Our content ecosystem generates strong virtuous cycle. The more talented content creators gather on our platform, the more inspiring and high-quality content is created, leading to more users, more engagement, and more followers and feedback for our content creators, which in turn encourages more content creators to join. In the fourth quarter of 2020, we had 1.9 million average monthly active content creators and received 5.9 million average monthly video submissions, compared to 1.0 million and 2.8 million, respectively, in the fourth quarter of 2019.

Building on our vast PUGV content offering, we have curated a series of high quality live broadcasting and OGV content that caters to the diverse interests of our users. This broad offering of video-based content generates great synergies and contributes to the virtuous cycle of our content ecosystem.

User-centric commercialization with massive opportunities

We have built a highly engaged and loyal user base, and our ever-growing content ecosystem continues to satisfy their evolving needs, providing us with multiple levers for user-centric commercialization. Therefore, we are well positioned to create and grow lifetime value for our users and capture such value. Our focus on Gen Z+ also allows us to benefit from our users’ growing consumption needs alongside their increasing spending power. Our premium content and VAS effectively convert our existing users into paying users. In the fourth quarter of 2020, our average monthly paying users was approximately 17.9 million, representing a year-over-year increase of 103%. Over the same period, our revenues from mobile games and VAS grew significantly by 30% and 118%, respectively. Our engaged and young user base is highly attractive to advertisers across different industries. Our strong brand name and the effective reach of young users have made us a go-to platform for advertisers. In the fourth quarter of 2020, our revenues from advertising increased by 149% year over year.

BUSINESS

Our commercialization capabilities continue to strengthen as our user base expands, and as their engagement level and consumption needs grow. These data insights will also deepen our understanding of users and allow us to enhance commercialization. Capitalizing on the videolization trend and our market leadership, we expect to realize the tremendous upside of our commercialization.

Visionary, experienced and passionate management team

We benefit from the vision and experience of our senior management team. Our chairman and Chief Executive Officer, Mr. Rui Chen, is a serial entrepreneur and has over 20 years of experience in the internet and technology-related industries in China. He co-founded Cheetah Mobile (NYSE: CMCM) and served in senior management capacity at Kingsoft (SEHK: 3888), before he led the transformation of our company. The rest of our senior management team are all industry experts joining from leading internet companies in China, with extensive expertise across technology, product design, operations, and financial management.

Our management team integrates their passion with insights into the evolving user demand that is driving China’s video-based consumption. Our management team members are cultural enthusiasts and advocates themselves, and possess deep understanding of young generations’ passion and interests. These insights have guided our business expansion in the rapidly evolving internet industry. They have established our user-centric and community-first corporate culture that has reinforced our market leadership and brand recognition among our users.

OUR STRATEGIES

We intend to achieve our mission and further solidify our unique position by pursuing the following strategies:

Pursue healthy and high-quality user growth

We see substantial opportunities for user growth under the rapid videolization trend. We will continue to support PUGV creators to broaden our content categories and expand premium content offerings to further grow our user base. We will continue to invest in branding and user acquisition to attract users across wider demographics. We will also focus on the quality of user growth to maintain our engaging community and achieve greater commercialization potential.

Putting our community first

Our community is our top priority. We will continue to build a friendly and engaging community that fosters strong emotional connections and a sense of belonging among our users and content creators. We will continue to improve user experience by offering high-quality content, respect and reward quality content creation, and connect like-minded individuals. We believe these propositions create a unique experience that stimulates high engagement and high retention, which will form higher entry barriers and differentiate us from other platforms.

Reinforce our ever-growing content ecosystem

We believe our thriving content ecosystem is the cornerstone of our business and the main engine that powers our growth. Committed to our “community first” strategy, we will continue to broaden and enrich our content offerings, provide support and infrastructure to incentivize and reward our content creators, and help their creations reach broader audiences. This will further bind users and content creators within our community, as quality content attracts fans, and fans motivate more content creations, which creates a virtuous cycle to ensure an ever-growing content ecosystem.

BUSINESS

Strengthen our user-centric commercialization capabilities

We have accumulated a large and highly engaged user base that builds the foundation for commercialization at scale. We attract our users with engaging content, retain users with our vibrant community, and achieve commercialization through continuously satisfying our users’ consumption needs. By providing premium content and services, we plan to increase the number of our paying users and provide compelling value for our business partners. We will continue to leverage AI and big data analytics to develop deeper understanding of our users, which will increase our commercialization capabilities.

OUR DEVELOPMENT

The “Bilibili” website was founded in 2009 and we commenced operations in 2011, starting as a content community inspired by ACG. We have experienced rapid user growth since our inception in 2011 and successfully cultivated a highly engaged, interactive and sticky community with a strong sense of belonging, gradually building the foundation for commercialization at scale. By offering interest-based paying content and services, we convert more users to paying users and increase the spending of our paying users. For example, we select and adapt mobile games based on content, themes, cultural characteristics and features that appeal to the existing users of our communities. Recognizing the favorable videolization trend and the increasingly diverse interests of our expanding user base, since around 2016, we have gradually expanded beyond ACG-related content and pivoted towards building a full-spectrum video community that offers diverse content formats and themes. Our net revenues initially experienced significant growth in 2016, mainly attributable to our enhanced mobile game operation. We also gradually diversified our commercialization avenues to include paying premium membership, live broadcasting and other VAS, advertising and E-commerce, contributing to our continuous revenue growth.

From 2017 to 2018, we continued to diversify our revenue sources by expanding our VAS and advertising business. In December 2017, we launched performance-based feed advertising services, which is a new advertising solution primarily appearing as inline video feeds alongside organic feeds. As a result, advertising revenue achieved a 191.2% growth year over year in 2018. In January 2018, we launched a premium membership program allowing paying members to enjoy an exclusive or advance access to certain high-quality OGV. As a result, VAS stream revenue achieved a 231.9% growth year over year in 2018. From 2019 to 2020, we expanded our content library by establishing or deepening partnership with a number of content partners including Tencent, Sony, and other media and broadcasting companies to enrich high-quality OGV offerings on our platform to further enhance user experience. We set forth below our key operating metrics.

	For the Year Ended December 31,
	2018	2019	2020
	(in millions, except as otherwise indicated)
Average MAU	87.0	117.5	185.8
Average monthly paying user	3.4	7.2	14.8
Paying ratio % (Average monthly paying user / MAU)	3.9%	6.1%	8.0%
Average monthly paying user for mobile games	0.9	1.2	1.8
Average monthly paying user for VAS(1)	2.5	6.0	13.0
Daily time spending per active user (minutes)	over 75 minutes	over 80 minutes	over 80 minutes

[1]	Average monthly paying user for VAS excludes the duplicative average monthly paying user for mobile games.

BUSINESS

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Average monthly revenue per MAU(1)	4.0	4.8	5.4
Average monthly revenue per paying user (2)	87.6	60.7	48.7
Average monthly revenue per paying user for mobile games	284.5	254.6	223.6
Average monthly revenue per paying user for VAS	19.6	22.7	24.6

Notes:

(1)	Numerator is the total net revenues.
(2)	Numerator includes only revenues from mobile games and VAS.

Our average MAU increased significantly from 87.0 million in 2018, to 117.5 million in 2019 and further to 185.8 million in 2020, due to the strong growth in our mobile MAU. Our mobile MAU increased significantly from 73.7 million in 2018, to 103.8 million in 2019 and further to 169.8 million in 2020, due to the continued growing supply of content in various forms and themes, as well as the vibrant community and immersive experience accessible on our mobile apps. In the fourth quarter of 2020, we had 1.9 million average monthly active content creators, compared to 1.0 million in the fourth quarter of 2019 and 0.6 million in the fourth quarter of 2018.

Our average monthly revenue per MAU increased from RMB4.0 in 2018 to RMB4.8 in 2019, and further to RMB5.4 in 2020, due to the successful execution of our monetization strategies to diversify our revenue sources by expanding our VAS and advertising business.

Our average monthly paying users increased significantly from 3.4 million in 2018 to 7.2 million in 2019, and further increased to 14.8 million in 2020, contributing to the significant increases in mobile game and VAS revenues. Our net revenues and the number of average monthly paying users have generally been increasing primarily due to the popularity of our premium membership program driven by the high-quality content that we offered, the expansion of our mobile games operations and diversification of other value-added services offerings. The occasional decrease of our average monthly revenue per paying user was mainly due to the substantial increase in the number of paying users attributable to our premium membership program, who on average make lower payments than other paying users such as those for the mobile games. Our average monthly revenue per paying user for mobile games decreased during the Track Record Period because the growth of our number of paying users for mobile games out-paced the growth of the revenue from mobile games during the same period, as (i) we launched more mobile games with diversified monetization strategies and (ii) we initiated a series of promotions and discounts of in-game purchases for these new games at their early operation stages to promote them, leading to an increase in the number our average monthly paying users for mobile games, which doubled from 2018 to 2020. As of December 31, 2020, we operated 43 exclusively distributed mobile games and hundreds of jointly operated mobile games, while we operated 11 exclusively distributed mobile games and 29 exclusively distributed mobile games as of December 31, 2018 and 2019, respectively. Our net revenues from mobile games increased from RMB2,936.3 million in 2018 to RMB3,597.8 million in 2019, and further to RMB4,803.4 million (US$736.2 million) in 2020.

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OUR USERS

We have a young and culturally aspirational user base who are willing to invest in high-quality content and engaging user experience. Gen Z+ constitutes the core of our user base. According to the iResearch Report, over 86% of our MAU aged 35 and below in 2020. Our user base is quickly broadening to include users across different age groups and locations, who take interest in a full spectrum of content. We encourage users to not only discover and view, but also share and create quality content on our platform. We are dedicated to providing a wide variety of high-quality content to retain our existing users and attract new users with diverse interests and backgrounds.

Our user base is growing rapidly. In the fourth quarter of 2020, we had an average of 202.0 million MAU, as compared to 130.3 million average MAU for the same period in 2019. Our users have demonstrated high level of engagement on our platform.

Our official members who have passed our 100-question multiple-choice membership exam are even more engaged. As of December 31, 2020, we had approximately 102.6 million official members, representing a 51.1% increase year-over-year. We offer certain major interactive features on our platform exclusively to official members, as we believe the users who take and pass our membership exam are tuned to our community culture and values, hence contributing to our sticky user community. Our official members actively engage in a variety of social and interactive features offered on our platform, such as sending bullet chats, commenting and messaging. In 2020, our users generated 5.1 billion average monthly interactions on our platform, as compared to 2.1 billion in 2019 and 766.7 million in 2018. For official members who visited our platform in each month since 2018, our 12th-month retention rate remained above 80%.

The chart below sets forth the 3rd-month, 6th-month, 9th-month and 12th-month retention rates of officials members who visited our platform in each month between January 2019 and December 2019.

Highly Sticky Community

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OUR CONTENT ECOSYSTEM

OGV

In the anime field, we are the main leader with one of China’s largest anime libraries, according to the iResearch Report. For example, in early 2020, we launched The Daily Life of Immortal King, a Bilibili-produced Chinese anime series. The series quickly gained over 100 million video views in less than 30 days, setting a new record for our OGV content. Subsequently, Carp Reborn, another Bilibili-produced Chinese anime, generated over 240 million views within three months since its launch. We announced our plan of releasing 33 Bilibili-produced Chinese anime titles on our 3rd annual Made By Bilibili press conference in November 2020, further enhancing our dominant role in the field. These OGVs are scheduled to be released in the next one or two years. As our net revenues continue to grow, we do not expect our total content costs as a percentage of total revenue to substantially increase.

Our OGV also cover documentaries, selected TV shows, movies and variety shows. We provided over 3,000 documentaries on our platform in 2020, making us one of the largest documentary repositories in China, according to the iResearch Report. We released a number of well-received documentary titles in 2019 and 2020 catering to various interests of our users, including Bilibili-produced And Yet The Books and Police Stories 2019-Guardians on the Move In the variety show department, we produced Rap for Youth in 2020, which was highly recognized even beyond our community.

Mobile Games

Similarly, noticing the popularity of the Fate series on our platform, we strategically localized and launched Fate/Grand Order a Japanese role playing game developed by Aniplex Inc., on an exclusive basis in China in September 2016. We have identified Fate fans for Fate/Grand Order and encouraged content creators to produce Fate/Grand Order related videos to promote the game. The game attracted 4.5 million players within the first 30 days after its launch. It ranked within top three multiple times each year from 2016 to 2020 on the China iOS appstore under the top grossing games category. This legacy game just celebrated its fourth anniversary in 2020, showcasing the long lifecycle of ACG games. We believe the multiple phenomenal successes we have achieved showcase our strong operation and distribution capabilities and deep understanding of the ACG game market, making us the most popular channel in China to launch ACG-related titles, according to the iResearch Report. In 2020, we operated all of the ACG-related mobile games among the top 100 mobile games by grossing in China’s iOS appstore, according to iResearch.

Maoer and Bilibili Comic

Leveraging our mass user base of ACG enthusiasts, we expanded our offering to ACG-related comic and audio content and efficiently converted a large number of our existing ACG enthusiast users to audiences of the new offerings. In December 2018, we entered into an agreement with affiliates of NetEase, Inc. to acquire NetEase Comics business, including copyrights of storylines from leading publishers and comic artists, to further enrich our offerings of anime and comics and to upgrade our suite of premium-licensed content, and we launched the Bilibili Comic, a mobile app offering anime and comic content thereafter. Bilibili Comic has become one of the top three comic platforms in China since its inception in terms of subscription revenue in 2020, according to the iResearch Report. In December 2018, we increased our shareholding and acquired majority equity interests in Maoer Inc., an audio platform offering audio drama such as audio books and music mainly contributed by professional and amateur content creators that can be accessed through both its website and mobile app, to expand our content offerings. As a natural extension from our core ACG content offerings, we see great synergy effects between our main platform and each of the Bilibili Comic and Maoer platform and their significant growth potential.

OUR COMMUNITY

Community events. Every year, we hold large festivals and community events for our users, including New Year’s Eve Gala, Chinese New Year Gala, Bilibili Macro Link and Bilibili World. We also invite content creators to participate in these events. Chinese New Year Gala is our signature community event that we started in 2010 where we invite all content creators to create and upload ACG-inspired videos and select the best among them to produce an extended program according to each year’s theme to celebrate Chinese New Year with our users. In January 2020, we hosted the Bilibili Top 100 Content Creators Award Ceremony to celebrate and award the outstanding achievements of leading content creators in various categories. We marked the end of the year with our second successful New Year’s Eve Gala, The Most Beautiful Night of 2020. The popularity index during the 2020 broadcasting night more than tripled its size in the 2019 broadcasting night, achieving 120 million playbacks within 48 hours.

BUSINESS

BUSINESS SUSTAINABILITY

Our business model attracts users with diversified content centered around PUGV, retains users with vibrant community, and curates the right content to satisfy their consumption needs. We have built a highly engaged and loyal user base, and our ever-growing content ecosystem continues to satisfy our users’ evolving needs, providing us with multiple levers and avenues for user-centric commercialization.

We witnessed strong robust growth in our business operation and financial conditions during the Track Record Period. Our average MAU increased significantly from 87.0 million in 2018, to 117.5 million in 2019 and further to 185.8 million in 2020, attributable to the strong growth in our mobile MAU, due to the continued growing supply of content in various forms and themes, as well as the vibrant community and immersive experience accessible on our mobile apps. Our net revenues increased by 64.2% from RMB4,128.9 million in 2018 to RMB6,777.9 million in 2019, and increased by 77.0% from RMB6,777.9 million in 2019 to RMB11,999.0 million (US$1,838.9 million) in 2020. Our average monthly revenue per MAU increased from RMB4.0 in 2018 to RMB4.8 in 2019, and further to RMB5.4 in 2020, due to the successful execution of our monetization strategies to diversify our revenue sources by expanding our VAS and advertising business. Further, we recorded positive operating cash flow during the Track Record Period.

We are focused on building scale and offering the right services to the users, which incurs higher expenses in the short term, but we believe this is crucial to lay a solid foundation for long term success. We intend to achieve profitability through rapid revenue growth and ongoing margin improvement driven by (i) growing our user base and revenue by further diversifying our product and content offerings; (ii) increasing our operating leverage; and (iii) continuously improving our gross margin.

Leveraging our deep understanding of users’ interests and preferences from their engagement on our platform, we are well positioned to create more consumption scenarios around users’ evolving demands. We believe it would naturally lead to higher paying conversion from active users, an expanding paying user base, and increased per user spending. In addition, we expect revenues from our advertising business to increase with the expansion of our user base. We therefore expect our revenue to grow without having to keep investing aggressively in marketing efforts on new user acquisition in the future.

In addition, we expect to improve our profitability with enlarged user base and expanded economy of scale. We intend to efficiently manage our costs and expenses as a percentage of our total revenues and see margins improve from scale effect and operating leverage continue to build up. The rapid revenue growth attributable to the increasingly diverse consumption scenarios and expanding user base would collectively share the content costs, overhead expenses, and eventually the costs and expenses collectively as a percentage of our revenues shall decrease, leading to profitability.

The net losses incurred in 2018, 2019 and 2020 were mainly due to the increase in sales and marketing expenses incurred as we strategically invested in our brand awareness, content ecosystem and user community to capture the opportunities in the industry, and attracted a broader user base that could result in greater profitability in the future. Our sales and marketing expenses as a percentage of our total net revenues continuously increased from 14.2% in 2018, to 17.7% in 2019 and further to 29.1% in 2020. The significant increase was partly due to a series of specific branding campaigns launched in 2020 to spread the Bilibili brand name among our existing users and potential Generation Z+ users.

BUSINESS

Grow our user base and revenue by further diversifying our product and content offerings

As the videolization trend continues to drive the fast expansion of user base, consumption and application scenarios in China, tremendous market opportunities emerge with the young generations acting as the driving force. Our average MAU in 2020 represented just approximately 20% of China’s video-based industry users in 2020, according to iResearch Report, which we believe implies great potential in user penetration. With our unique proposition as the go-to video community for young generations in China, we believe we are well positioned to capture the attractive opportunities for continued growth and value creation in the video-based industry.

Over the past few years, we have strategically expanded our content offerings and services available on the platform with a goal to appeal to broader user base and convert them into paying users. We are committed to pursuing healthy and high-quality user growth and we believe the investments made would yield considerable returns in the long run. Our efforts include: (i) offering more mobile games and in-game virtual items, (ii) enriching the VAS by including premium membership program, (iii) expanding our live broadcasting program, (iv) increasing revenues from advertising by attracting advertisers across different industries, as they turn to Bilibili to tap into the coveted young generations in China, and (v) building up our e-commerce platform to offer ACG-related merchandise. As a result, we have experienced strong growth in average MAU, average MPU and paying ratio. These strategic initiatives not only attracted more users to our platform, but also resulted in diversification of our revenues sources and rapid revenue growth in 2018, 2019 and 2020.

Increase our operating leverage

The net losses incurred in 2018, 2019 and 2020 were mainly due to the increase in sales and marketing expenses incurred as we strategically invested in our brand awareness, content ecosystem and user community to capture the opportunities in the industry, and attract a broader user base that can result in greater profitability in the future. Our sales and marketing expenses primarily comprise of marketing and promotional expenses and staff costs. Our marketing and promotional expenses increased by 221.6% from RMB934.7 million in 2019 to RMB3,006.0 million (US$460.7 million) in 2020, primarily attributable to increased expenses associated with the promotion of our brand and other marketing activities.

The following table sets forth the components of our sales and marketing expenses for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses:
Marketing and promotional expenses	436,487	934,701	3,005,965	460,684
Staff costs	131,183	204,770	400,910	61,442
Others	18,088	59,045	85,216	13,060

Total sales and marketing expenses	585,758	1,198,516	3,492,091	535,186

BUSINESS

In 2020, during our 11th anniversary, we introduced a new slogan, Bilibili-All the Videos You Like to help define our brand proposition and appeal to a wider base. We launched a series of campaigns aimed at spreading the Bilibili brand name and our new slogan among a broader audience in the second quarter of 2020, in tandem with expanding our content appeal to a mass market. With this vision in mind, we launched a branding campaign series, the Hou Lang, Ru Hai and Xi Xiang Feng trilogy videos, all echoing strongly with our existing and potential users, to promote our new slogan and brand proposition and to help bring an uptick in brand perception and increase brand awareness across different demographics. To increase the exposure of our new slogan and brand proposition to a broader audience, we placed advertisements with this new slogan in various places, including cinemas, subway stations, shopping malls, elevators, and other places with high foot traffic. To promote one of the trilogy videos, Hou Lang, for example, we streamed it on national television and other renowned Chinese media outlets around the Chinese Youth Day in 2020. We marked the end of the year with our second successful New Year’s Eve Gala, The Most Beautiful Night of 2020. The popularity index during the 2020 broadcasting night more than tripled its size in the 2019 broadcasting night, achieving 120 million playbacks within 48 hours. In addition, we held various branding campaigns in 2020 to enrich users’ daily lives, including Bilibili Summertime Graduation Ceremony Concert, various off-line events on campus, anime exhibitions, ceremonies and other events. We have also placed advertisements in app stores, video app channels and over-the-top channels, so as to increase the exposure of our brand and new slogan to a broader audience. These branding and marketing initiatives have allowed us to promote our new slogan and brand proposition so as to connect and resonate with more users and reach a more diverse audience. As a result, sales and marketing expenses as percentage of total revenue increased from 17.7% in 2019 to 29.1% in 2020.

These branding and marketing efforts further solidify our market leadership as a go-to video community for young generations in China. We ranked No.1 in terms of Net Promoter Score and top 5 in terms of brand awareness in Gen Z+ users among video-centric platforms in China in 2020, according to the iResearch Report. Net promoter score refers to the percentage of customers rating their likelihood to recommend a company, a product, or a service to a friend or colleague as 9 or 10 (“promoters”) minus the percentage rating this at 6 or below (“detractors”) on a scale from 0 to 10. It is a measure commonly used in customer surveys to measure customer satisfaction. We enjoyed the largest increase in average Baidu Search Index from 2019 to 2020 among the searched video platforms, according to the iResearch Report. We were also ranked as the most searched video platform in terms of average Baidu Search Index for 2019 and 2020. In addition, our average MAU increased significantly from 87.0 million in 2018, to 117.5 million in 2019 and further to 185.8 million in 2020. We believe the rapid revenue growth attributable to the increasingly diverse consumption scenarios and expanding user base would dilute and eventually offset increases in the operating expenses, leading to profitability. We also believe our sales and marketing expenses are measurable and controllable, and are spent in accordance to our strategy for long term success. We design our sales and marketing efforts with careful consideration to raise brand awareness, attract a broader user base and promote our services. Going forward, we expect to continuously evaluate and monitor the effectiveness and efficiency of our promotion campaigns and marketing spending in order to further enhance our brand awareness and attract a broader user base in a sustainable manner. We expect to effectively manage our sales and marketing expenses to bring more users and revenues to us and expand our operating leverage.

In addition, we invested in our research and development capabilities and other areas to offer new and innovative products and services that create more exciting user experience, which also enhanced our technology-enabled commercialization capabilities. We continued to benefit from economies of scale and the research and development expenses and general and administrative expenses were gradually diluted by the expanding user base and growing revenue. Research and development expenses as percentage of total revenue was 13.0%, 13.2% and 12.6% in 2018, 2019 and 2020, respectively. General and administrative expenses as percentage of total revenue was 11.2%, 8.7% and 8.1% in 2018, 2019 and 2020, respectively.

BUSINESS

The following table sets forth the components of our operating expenses by percentages of our total revenues and our operating loss margin for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	%	%	%
Operating expenses:
Sales and marketing expenses	(14.2%)	(17.7%)	(29.1%)
General and administrative expenses	(11.2%)	(8.7%)	(8.1%)
Research and development expenses	(13.0%)	(13.2%)	(12.6%)
Total operating expense	(38.4%)	(39.6%)	(49.8%)
Operating loss margin	(17.7%)	(22.0%)	(26.1%)

BUSINESS

Improve our gross margin

The following table sets forth the components of our cost of revenues by percentages of our total revenues and our gross profit margin for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	%	%	%
Cost of revenues:
Revenue-sharing costs	(39.5%)	(36.8%)	(36.4%)
Content costs	(13.2%)	(14.8%)	(15.6%)
Server and bandwidth costs	(15.0%)	(13.5%)	(9.5%)
E-commerce and others	(11.6%)	(17.3%)	(14.8%)
Total cost of revenues	(79.3%)	(82.4%)	(76.3%)
Gross profit margin	20.7%	17.6%	23.7%

Along with our strong revenue growth, our gross profit margin increased from 20.7% in 2018 to 23.7% in 2020, mainly due to the improved efficiency and lower shared platform costs as a percentage of our revenues including server and bandwidth costs. Our gross profit margin decreased from 2018 to 2019 primarily because we strategically deepened our e-commerce business, and we offered a series of discounts and sales promotions events for goods sold on our e-commerce platform to promote this new business at its early development stage, resulting in higher e-commerce and others cost as a percentage of revenue in 2019. We achieved the overall increase in gross profit margin despite the strong growth in revenues from the e-commerce and others, which carry lower gross margin compared to the other revenue streams. The server and bandwidth costs as a percentage of total revenue decreased from 15.0% in 2018 to 9.5% in 2020.

Revenue-sharing costs are directly linked to video-based content offering on our platform. Revenue sharing costs has been fluctuating mainly due to the different revenue-sharing arrangements with our mobile games suppliers, live broadcasting hosts and content creators on a case by case basis. Benefiting from over 90% of video views contributed by PUGV on our platform, we do not expect content costs as a percentage of total revenue to substantially increase. Going forward, we expect the overall revenue-sharing costs as a percentage of total revenue to decrease over the years as we scale up.

According to the iResearch Report, for mobile games that share grossing of game with game developers, game publishers typically share 10% to 30% of the total grossing to game developers. Our mobile games revenue sharing with game developers is approximately in the range of 20% to 30% and is therefore considered in line with the prevailing industry practice. For distribution channels, we are a price-taker and the distribution channels charge similar prices when it comes to revenue sharing with other internet platforms in China. For example, Apple iOS appstore is the largest distribution channel of the Company in terms of transaction value throughout 2018, 2019 and 2020. According to the iResearch Report, Apple typically charges approximately 30% of the total grossing from the game publishers. Our revenue sharing ratio with Apple is consistent with industry practice. For live broadcasting, according to the iResearch Report, the live broadcasting platform will generally share 50% to 80% of the revenues from virtual gifting with the hosts and their agents, after deducting the cost of channels and payments. Our revenue sharing ratio with live broadcasting hosts and their agencies is approximately in the range of 70% to 80% and is therefore considered in line with prevailing industry practice. Based on the above, the Directors are of the view that the Group’s revenue-sharing agreements entered into between the Group and the relevant suppliers are in line with prevailing industry practice.

BUSINESS

In summary, we had net losses in 2018, 2019 and 2020 as we have been in a high-growth stage and strategically focused on growing our user base via investing in our brand and high quality content to pave the way for long term profitability. Capitalizing our engaged user base, expanding content ecosystem, and vibrant community, we are well positioned to understand users’ demand as we evolve and capture lifetime value of our users by satisfying such demand to further drive revenue growth. Furthermore, we expect to see margin improve from economies of scale and operating leverage. The rapid revenue growth attributable to the increasingly diverse consumption scenarios and expanding user base would dilute the fixed costs and eventually offset more of the operating expenses, leading to long-term sustainable profitability.

BRANDING AND MARKETING

These branding and marketing efforts contribute and foster our market leadership as a go-to video community for young generations in China. We ranked No.1 in terms of Net Promoter Score and top 5 in terms of brand awareness in Gen Z+ users among video-centric platforms in China in 2020, according to the iResearch Report. We were also ranked as the most searched video platform in terms of average Baidu Search Index for 2019 and 2020. In addition, our average MAU increased significantly from 87.0 million in 2018, to 117.5 million in 2019 and further to 185.8 million in 2020, due to the strong growth in our mobile MAU. We design our sales and marketing efforts with careful consideration to raise brand awareness, attract a broader user base and promote our services. Going forward, we expect to continuously evaluate and monitor the effectiveness and efficiency of our promotion campaigns and marketing spending in order to further enhance our brand awareness and attract a broader user base in a sustainable manner. We expect to effectively manage our sales and marketing expenses to bring more users and revenues to us and expand our operating leverage.

BUSINESS

CONTENT MANAGEMENT AND REVIEW

We are in continuous verbal communication with Shanghai Municipal Administration of Radio and Television, or the SHART, which is the competent authority according to Notice 78 stipulating that radio and television authorities at all local levels shall organize the registration of platforms conducting the business of online show live broadcasting or e-commerce live broadcasting within their jurisdictions, and in the most recent communication with SHART in February 2021, we were still informed that due to the adjustment of the system, entities holding a License for Online Transmission of Audio-Visual Programs need to wait for further notification from the competent authority before they can register in the National Internet Audio-visual Platforms Information Management System. We have not received the notification requesting such registration. We will continue communicating with the SHART and will submit the registration application immediately upon receipt of the notice from the SHART.

RISK MANAGEMENT AND INTERNAL CONTROL

We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems. We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.

Financial reporting risk management

We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policy and treasury management policy. Our finance department reviews our management accounts based on such policies. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.

Internal control risk management

We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, finance and business departments to: (a) perform risk assessments and advise risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.

We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our internal control team conduct regular reviews to monitor the status and effectiveness of those licenses and approvals. Our in-house legal department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.

Data and technology system risk management

Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We dedicate significant resources to developing and implementing programs designed to protect user privacy, promote a safe environment and ensure the security of user data. We have qualified for Grade III of China’s Administrative Measures for the Graded Protection of Information Security.

BUSINESS

The user privacy policy on our platform describes our data use practices and how privacy works on our platform. Specifically, we collect personal information and data from users only with their prior consent, and we provide users with adequate notice as to the data being collected, undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. Our user privacy policy, Bilibili Privacy Policy, has clearly specified the type of user information that will be collected under different scenarios. For example, a user will need to provide the user name, and phone number or email address when registering an account on our platform. When a user opens our mobile app for the first time, registers an account via our mobile app or website, logs into his/her account, or any modification is made to the Bilibili Privacy Policy, a notice will pop-up on this user’s device requiring this user to read and consent to the Bilibili Privacy Policy.

In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access. We provide regular company-wide training to ensure that not only our technology, research and development employees, but also employees in business, legal and other departments of our Company are well aware of the significance of and the measures we adopt for data security.

Human resources risk management

We provide regular and specialized training tailored to the needs of our employees in different departments and compliance policies. We regularly organize internal training sessions conducted by senior employees or outside consultants.

We have in place an employee handbook and a code of business conduct and ethics approved by our board of directors which is distributed to all our employees. The handbook contains internal rules and guidelines regarding work ethics, fraud prevention mechanisms, negligence and corruption. We provide employees with resources to explain the guidelines contained in the employee handbook.

We have in place an anti-bribery and corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our staff to report any bribery and corruption acts. Any reported incidents and personnel will be investigated and appropriate measures will be taken.

Investment risk management

We invest in or acquire businesses that are complementary to our business, such as businesses that can expand our content and service offerings and strengthen our R&D capabilities. In order to control the risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.

Our investment department is responsible for reviewing investment proposals made by relevant business units. Our finance and legal departments cooperate with the deal team on deal analysis, communication, execution, risk control and reporting. After investing in a company, our investment department monitors the deal performance on a regular basis.

Audit committee oversight

We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.

Our audit committee consists of three members, namely Eric He, JP Gan and Feng Li, all of whom are independent non-executive directors. Eric He is the chairman of our audit committee.

BUSINESS

COMPETITION

Most of the players in the video-based industry are focused on one or two video content formats as their primary ways of engaging with users and deriving revenues. We do not view our brand proposition to users, business model or our revenue streams as directly comparable with other market players, because we operate a unique business model of operating a full-spectrum video community that offers comprehensive content offerings across short and mid-to-long form videos, PUGV, live broadcasting, OGV, mobile games and others, all on one integrated platform. This commercialization model differentiates us from other vertical-focused video streaming companies, mobile game companies, live broadcasting companies or e-commerce companies.

Major challenges faced by the video-based industry

Competition from other content formats for users and time spent. Video-based industry faces significant competition primarily from online content in other formats including texts, graphics, audio and others, which are designed to attract and engage users, and capture their time spent. Therefore, video-based platforms have to devote resources to retain talented content creators, enhance content library in terms of quality and diversity to meet the varied interests of a diverse user base. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We operate in a fast-evolving industry. We cannot guarantee that we will successfully implement our commercialization strategies or develop new ones, or generate sustainable revenues and profit.”; “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to anticipate user preferences and provide products and services to attract and retain users, or if we fail to keep up with rapid changes in technologies and their impact on user behavior, we may not be able to attract sufficient user traffic to remain competitive, and our business and prospects may be materially and adversely affected.”; “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on our ability to provide users with interesting and useful content, which in turn depends on the content contributed by the content creators on our platform.” ; and “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face significant competition, primarily from companies that operate in the video-based industry in China, and we compete with these companies for users, content providers and advertisers.” of our 2020 Form 20-F.

Cost control. To attract more users and engage them with new and high quality content, video-based platforms invest in procuring and producing more content across themes and formats for their users. As costs related to producing video-based content, such as content costs, server and bandwidth cost, among others, are typically higher than that required for text and graphic-based content, it is essential for these companies to effectively control increasing content costs while offering content in response to evolving user preferences. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increases in the costs of content on our platform may have an adverse effect on our business, financial condition and results of operations.” of our 2020 Form 20-F.

Technology. Video-based platforms need to continuously strengthen their technological capabilities in areas such as AI and big data, to enhance personalized recommendation algorithm and to further develop deep insights into user preferences to improve quality of the content offerings. Technologies advancement also supports the delivery of high-definition video, sound effect, and interactive features to satisfy user expectations. In addition, as the number of users and the amount of content offerings continue to expand, it is essential to invest in IT infrastructure including data storage and cloud technology, to strengthen bandwidth to support a massive volume of data generated on the video-based platforms. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any malfunction, capacity constraint or operation interruption for any extended period may have an adverse impact on our business.” of our 2020 Form 20-F.

BUSINESS

Regulations. The PRC government has, in recent years, intensified its regulation on various aspects of the video-based content industry in China, including but not limited to censorship of inappropriate content, restricting adolescence in accessing certain content, qualification examination and real-name authentication on mobile games and live broadcasting businesses etc. Video-based platforms are required to ensure that the large amount of content available on their platforms and the operation and services fully comply with relevant PRC laws and regulations. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If the content contained within videos, live broadcasting, games, audios and other content formats on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.” and “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain and maintain the licenses and approvals required within the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.” of our 2020 Form 20-F.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2018, 2019 and 2020 and as of December 31, 2020, including certain new disclosures made in connection with the Listing.

OVERVIEW

We are a full-spectrum video community that offers a wide array of content serving young generations’ diverse interests. We provide users with “All the Videos You Like” as our brand proposition. We have built our community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. We also enable broad video-based content consumption scenarios including PUGV, live broadcasting, OGV and mobile games.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our provision and commercialization of diversified product and service offerings

The growth of our net revenues outperformed the overall growth of China’s video-based market size during the Track Record Period because we have successfully executed our business strategies of expanding user base and diversifying revenue streams, which led to substantial increases in our total MAU and average monthly revenue per MAU. Our MAU grew from 87.0 million in 2018 to 117.5 million in 2019 and further to 185.8 million in 2020. Our average monthly revenue per MAU increased from RMB4.0 in 2018 to RMB4.8 in 2019 and further to RMB5.4 in 2020. As a result, our revenue grew by 190.6% from RMB4,128.9 million in 2018 to RMB11,999.0 million in 2020, above the video-based industry growth over the same period. Video-based industry grew by 94% from RMB391.0 billion to RMB757.9 billion from 2018 to 2020, according to the iResearch Report.

WORKING CAPITAL

We recorded net current assets of RMB3,251.2 million, RMB6,051.5 million and RMB8,348.0 million (US$1,279.4 million), respectively, as of December 31, 2018, 2019 and 2020. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current assets
Cash and cash equivalents	3,540,031	4,962,660	4,678,109	716,952
Time deposits	749,385	1,844,558	4,720,089	723,385
Accounts receivable, net	324,392	744,845	1,053,641	161,478
Amount due from related parties	—	195,290	164,732	25,246
Prepayments and other current assets	990,851	1,315,901	1,765,787	270,619
Short-term investments	945,338	1,260,810	3,357,189	514,511

Total current assets	6,549,997	10,324,064	15,739,547	2,412,191

Current liabilities
Accounts payable	1,307,598	1,904,042	3,074,298	471,157
Salary and welfare payable	246,815	355,936	734,376	112,548
Taxes payable	38,505	67,856	127,192	19,493
Short-term loans	—	—	100,000	15,326
Deferred revenue	985,143	1,369,000	2,118,006	324,599
Accrued liabilities and other payables	670,442	575,763	1,237,676	189,682
Amount due to related parties	50,331	—	—	—

Total current liabilities	3,298,834	4,272,597	7,391,548	1,132,805

Net current assets	3,251,163	6,051,467	8,347,999	1,279,386

Our total assets increased from RMB10,490.0 million in 2018 to RMB15,516.6 million in 2019, and further to 23,865.6 million (US$3,657.6 million) in 2020. The significant increase in our total assets as at December 31, 2020 was primarily due to (i) increase in our current assets resulted from increases in our time deposits that were primarily attributable to our operating activities and financing activities, and (ii) increase in our non-current assets attributable to increases in our long term investments, intangible assets and other long term assets.

Our total liabilities increased from RMB3,298.8 million in 2018 to RMB7,880.1 million in 2019, and further to RMB16,083.4 million (US$2,464.9 million) in 2020. The significant increase in our total liabilities as at December 31, 2020 was primarily due to (i) increase in our current liabilities attributable to increases in our accounts payable and deferred revenue, and (ii) increase in our non-current liabilities attributable to increases in our long-term debt which primarily consisted of our convertible senior notes.

Taking into account cash and cash equivalents on hand, our operating cash flows, the available revolving lines of bank facilities, and the estimated [REDACTED] available to us from the [REDACTED], our Directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F.

REGULATIONS RELATED TO FOREIGN INVESTMENT IN THE PRC

Foreign Investment Industrial Policy

Investments activities in China by foreign investors are principally governed by the Catalogue for the Encouragement of Foreign Investment Industries (2020 Edition) (the “Catalogue”) and the Negative List (2020), which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021 and July 23, 2020. The Catalogue and the Negative List (2020) set forth the industries in which foreign investments are encouraged, restricted and prohibited. Industries that are not listed in any of these three categories are generally open to foreign investment unless otherwise specifically restricted by other PRC rules and regulations.

REGULATIONS RELATED TO ANTI-UNFAIR COMPETITION AND ANTI-MONOPOLY

On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti- Monopoly Guidelines for the Internet Platform Economy Sector, or the Guideline, which became effective on the same day and will operate as a compliance guidance under the existing PRC anti-monopoly laws and regulations for platform economy operators. The Guideline aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. The Guideline aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. The Guideline also intends to regulate abuse of a dominant position and other anti-competitive practices by internet platform operators and the related merchants and service providers on internet platforms. Pursuant to the Guideline, representative examples of abuse of dominance include but not limited to unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition.

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; risks and uncertainties relating to the development of the e-commerce industry in China; our significant reliance on certain e-commerce platforms; risks associated with our network partners and their employees and personnel; intense competition which could adversely affect our results of operations and market share; any service disruption of our sorting hubs or the outlets operated by our network partners or our technology system.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.